                           December 1, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Cash Accumulation Trust – Liquid Assets Fund
(File No. 811-04060 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 29, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  On the front cover of the prospectus the following statement appears:  “JennisonDryden, Jennison, Prudential Financial and the Rock Prudential logo are registered service marks of The Prudential Insurance Company of America, Newark, NJ, and its affiliates.”  Please confirm that the inclusion of this statement on the front cover of the prospectus is permissible under Form N-1A.

Response:  Upon review of what is permitted to appear on the front cover of a prospectus, we believe that the inclusion of the statement is permissible under Item 1(a) of Form N-1A, and the accompanying instructions to this item.

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Investments, Risks and Performance—Principal Investment Strategies,” there is a statement that the Fund may invest in “trust structures.”  Please provide an explanation of what is meant by “trust structures.”  In this same discussion, there is a statement that the Fund may invest in obligations issued by “foreign governments.”  If such investments may include emerging market securities, please explain.

Response:  Upon review, we believe that the existing disclosure sufficiently explains what the Fund may invest in.

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Investments, Risks and Performance—The Fund’s Past Performance,” the footnote which states that “The Fund’s returns and yields are after deduction of expenses” is not permissible under Form N-1A.  Also, the statement referring a reader to the “Glossary” for an explanation of fund indexes is also not permissible under Form N-1A.

Response:  Both the footnote and the reference to the “Glossary” have been deleted.

Comment:  In the Summary Section of the prospectus, in the discussion entitled “Buying and Selling of Fund Shares,” please confirm that the explanation of eligibility requirements for the purchase and sale of Fund shares is permissible under Form N-1A.

Response:  Because this Fund is only available for sale to certain investment advisory clients of an affiliated broker-dealer, we believe that the brief discussion explaining eligibility requirements for the purchase of Fund shares is appropriate.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)